Exhibit 99.2

NOTICE OF GENERAL MEETING

BIODEXA PHARMACEUTICALS PLC

(Incorporated and registered in England and Wales with registered no. 09216368)

Notice is hereby given that a general meeting (“GM”) of the members of Biodexa Pharmaceuticals PLC (the “Company”) will be held at 1 Caspian Point, Caspian Way, Cardiff, Wales, CF10 4DQ on 2 May 2025 at 1:00 p.m. to consider and, if thought fit, pass the following resolutions. Resolutions 1 and 2 will be proposed as ordinary resolutions and Resolution 3 will be presented as a special resolution (collectively, the “Resolutions” and each a “Resolution”).

ORDINARY RESOLUTIONS

1.	THAT, subject to and conditional on the passing of Resolution 3, each of the issued ordinary shares of £0.00005 each in the capital of the Company be subdivided and redesignated into one ordinary share of £0.000001 each and 49 D deferred shares of £0.000001 each (such D deferred shares having the rights and being subject to the restrictions set out in the articles of association of the Company adopted pursuant to Resolution 3).

2.	THAT, the directors’ remuneration policy, the full text of which is set out in the Appendix (Directors’ Remuneration Policy) to this document, be approved. to take effect from the date on which this Resolution is passed.

SPECIAL RESOLUTION

3.	THAT, subject to and conditional on the passing of Resolution 1, the draft articles of association tabled at the meeting, initialled by the Chairman, and available on the Company’s website, www.biodexapharma.com and labelled the ‘New Articles’, be approved and adopted as the new articles of association of the Company in substitution for and to the entire exclusion of the Company’s existing articles of association.

By order of the Board Stephen Stamp

Company Secretary

Registered office:

1 Caspian Point

Caspian Way

Cardiff, Wales

CF10 4DQ

Date: 16 April 2025

EXPLANATORY NOTES TO THE RESOLUTIONS

Resolution 1 and Resolution 2 are ordinary resolutions which require a simple majority of more than 50% of votes to be cast in favour to be passed. Resolution 3 is a special resolution which requires a 75% majority of the votes to be cast in favour to be passed.

Ordinary Resolution

Resolution 1 - Subdivision and Redesignation of Existing Ordinary Shares

It is proposed that each of the 25,617,408,922 existing ordinary shares of £0.00005 each in the capital of the Company (the “Existing Ordinary Shares”) will be subdivided and redesignated into one ordinary share of £0.000001 each (“New Ordinary Shares”) and 49 D deferred shares of £0.000001 each (the “D Deferred Shares”) (the “Share Capital Reorganisation”).

The Company is proposing the Share Capital Reorganisation in order to ensure that the aggregate nominal value of the Existing Ordinary Shares that represent the Company’s American Depositary Shares listed on the NASDAQ Capital Market (“ADSs”), which currently represent 10,000 Existing Ordinary Shares, will be sufficiently below the trading price of the ADSs. It is only the nominal value of the New Ordinary Shares which will change to £0.000001 each, compared to the current nominal value of the Existing Ordinary Shares of £0.00005 each.

The entitlements to Existing Ordinary Shares of holders of securities or instruments convertible into ordinary shares (such as options or warrants) will not change as a result of the Share Capital Reorganisation.

As is standard, it is proposed that each D Deferred Share will have very limited rights and will effectively be valueless. The Company will not issue any share certificates in respect of D Deferred Shares. The D Deferred Shares shall have the rights and restrictions as set out in the New Articles (as defined below) and shall not entitle the holder thereof to receive notice of or attend and vote at any general meeting of the Company or to receive a dividend or other distribution. A D Deferred Share shall entitle the holder thereof to participate in any return of capital on a winding up of the Company but only after the liabilities of the Company have been paid and after the holders of New Ordinary Shares have received the sum of £100 for each New Ordinary Share held by them and the holder of a D Deferred Share shall have no other right to participate in the assets or profits of the Company. A D Deferred Share is liable to be cancelled without payment of any consideration to the holder of the D Deferred Share.

This resolution will be proposed as an ordinary resolution and is conditional on the passing of Resolution 3. Assuming no further Existing Ordinary Shares are issued before the GM and that the Resolutions are passed, the Company will have 25,617,408,922 New Ordinary Shares, 1,000,001 A Deferred Shares, 4,063,321,418 B Deferred Shares, 126,547,389,518 C Deferred Shares and 1,255,253,037,178 D Deferred Shares.

The ISIN in respect of the Existing Ordinary Shares will remain unchanged in respect of the New Ordinary Shares.

If you hold your Existing Ordinary Shares in uncertificated form, you should expect to have your CREST account updated to reflect holdings of the New Ordinary Shares instead of the Existing Ordinary Shares to which you are entitled on the implementation of the Share Capital Reorganisation on 6 May 2025 or as soon as practicable after the Share Capital Reorganisation becomes effective. The Record Date for the Share Capital Reorganisation will be 6:00 p.m. on 2 May 2025.

Following the Share Capital Reorganisation, existing share certificates will continue to be valid.

Ordinary Resolution

Resolution 2 – Approval of the Directors’ Remuneration Policy

The existing directors' remuneration policy was approved by the shareholders of the Company at the Annual General Meeting held on 20 June 2022 and a new policy must be put to a shareholder vote in 2025. The directors’ remuneration policy sets out the Company’s forward-looking policy on directors’ remuneration. Subject to the approval of Resolution 2, the new directors’ remuneration policy will take effect from the close of the GM and will be valid for a period of three years. Resolution 2 is an ordinary resolution and payments to directors made after the new directors’ remuneration policy becomes effective must be consistent with the new policy or separately approved by an ordinary resolution put to a general meeting of shareholders.

Having considered the existing policy, the board of directors is of the opinion that the current structure does not, amongst other matters, adequately align with the stated purpose of the share option component of the policy, to motivate and provide medium / long term incentives and rewards and align directors' interests with shareholders. Under the existing policy, the exercise price of all granted options to directors is required to be at least the mid-market closing price of a Company share the business day before the day of grant. The key proposed change to the existing remuneration policy is to allow the grant of options to directors at an exercise price which may be set flexibly provided it is at least the nominal value of a share, if shares are to be issued to satisfy an option. However, the opportunity has also been taken to bring the Company's policy more in line with other policies adopted by quoted public limited companies.

Consequently, after careful consideration, the directors are proposing certain changes to the policy. The new remuneration policy, incorporating these proposed changes, is set out in the Appendix (Directors’ Remuneration Policy) to this document.

Special Resolution

Resolution 3 – Adoption of New Articles of Association

In connection with the Share Capital Reorganisation, the Company proposes to adopt new articles of association (the “New Articles”) in substitution for and to the exclusion of the Company’s existing articles of association (the “Existing Articles”) in order to make consequential amendments to the Existing Articles to include provisions in respect of the ‘D Deferred Shares’.

The Existing Articles and the New Articles (and a comparison of the two showing the proposed amendments) are available for inspection on the Company’s website at www.biodexapharma.com and at the Company’s registered office at 1 Caspian Point, Caspian Way, Cardiff, Wales, CF10 4DQ during normal business hours until the time of the GM. The members will also have the opportunity to inspect the Existing Articles and the New Articles (and a comparison of the two showing the proposed amendments) at the GM.

This resolution will be proposed as a special resolution and is conditional on the passing of Resolution 1.

NOTES

Proxies

1.	Holders of Existing Ordinary Shares are entitled to attend and vote at the GM. The total number of issued Existing Ordinary Shares in the Company on 15 April 2025, which is the latest practicable date before the publication of this document, is 25,617,408,922. On a vote by show of hands every member who is present in person or by proxy shall have one vote. On a poll vote every member who is present in person or by proxy shall have one vote for every Existing Ordinary Share of which he is the holder.

2.	A member of the Company entitled to attend, speak and vote at this meeting is entitled to appoint one or more proxies to attend, speak and vote in that member’s place. A member may appoint more than one proxy in relation to this meeting provided that each proxy is appointed to exercise rights attached to a different share or shares held by that member. A proxy need not also be a member. Completion and return of a Form of Proxy (or any CREST Proxy Instruction, as described in notes 7 to 10) will not preclude a member from attending and voting at the meeting should the member so decide. A Form of Proxy has been sent to all registered holders of shares. If you wish to appoint multiple proxies please photocopy the Form of Proxy, fill in each copy in respect of different shares and send the multiple forms together to the Company’s registrars, Neville Registrars Limited, in accordance with note 3 below. Alternatively you may appoint multiple proxies by CREST Proxy Instruction in accordance with notes 7 to 10 below.

3.	To be valid, the Form of Proxy and any power of attorney or other authority (if any) under which it is signed (or a copy certified notarially, or in some other manner approved by the Board) must be completed and returned so as to reach the Company’s registrars, Neville Registrars Limited, at: Neville House, Steelpark Road, Halesowen B62 8HD by 1:00 p.m. on 30 April 2025 (or, if the meeting is adjourned, not less than 48 hours (excluding non-working days) before the time fixed for the holding of the adjourned meeting).

4.	In the event that a poll is demanded at the meeting, and such poll is to be taken more than 48 hours thereafter, the Form of Proxy (together with any documents of authority required by note 3) may be returned to the Company’s registrars, Neville Registrars Limited at the address in note 3 above so as to arrive not later than 24 hours before the time appointed for such poll. In the event that a poll is demanded at the meeting, and such poll is not taken at the meeting, but is taken less than 48 hours after the meeting, the enclosed Form of Proxy (together with any documents of authority required by note 3) may be delivered at the meeting to the chairman of the meeting or to the secretary or any director of the Company.

5.	Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001 (as amended), to be entitled to attend and vote at the meeting (and for the purpose of determining the number of votes a member may cast), members must be entered on the register of members of the Company at 6:00 p.m. on 30 April 2025.

6.	In the case of joint holders, the signature of only one of the joint holders is required on the Form of Proxy, but the vote of the senior (by order in the register of members) who tenders a vote will be accepted to the exclusion of the others.

7.	CREST members who wish to appoint a proxy or proxies by utilising the CREST electronic proxy appointment service may do so for this meeting and any adjournment(s) thereof by utilising the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

8.	In order for a proxy appointment made by means of CREST to be valid, the appropriate CREST message (a “CREST Proxy Instruction”) must be properly authenticated in accordance with Euroclear UK & International Limited’s (“Euroclear”) specifications and must contain the information required for such instructions, as described in the CREST Manual. The message must be transmitted so as to be received by the Company’s agent (ID 7RA11) by the latest time for proxy appointments set out in note 3 above. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Application Host) from which the Company’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time, any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

9.	CREST members and, where applicable, their CREST sponsors or voting service providers should note that Euroclear does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings (www.euroclear.com/site/public/EUI).

10.	The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001 (as amended).

11.	A corporation which is a member can appoint one or more corporate representatives who may exercise, on its behalf, all its powers as a member provided that no more than one corporate representative exercises powers over the same share.

Appendix

Directors’ Remuneration Policy

Policy on Executive Directors’ remuneration

Executive remuneration packages are designed to attract and retain executives of the necessary skill and calibre to run the Group, with reference to benchmarking comparable groups. The Remuneration Committee recommends remuneration packages to the Board by reference to individual performance. It also uses the knowledge and experience of the Committee members and published surveys relating to publicly traded companies and the pharmaceutical industry. The Remuneration Committee has responsibility for recommending any long-term incentive schemes.

The Board determines whether Executive Directors are permitted to serve in roles with other companies. Such permission is only granted where a role is on a strictly limited basis, where there are no conflicts of interest or competing activities and providing there is no adverse impact on the commitments required to the Group. Earnings from such roles are not disclosed to the Group.

There are five main components of the remuneration package for the Executive Director:

Component	Purpose / link to strategy	Operation	Maximum	Performance framework
Base salary	To provide a competitive component of fixed remuneration to attract and retain executives of the required calibre and experience.

Base salaries are set by the Committee taking into account relevant factors such as the scope and responsibilities of the role. Salaries are normally reviewed annually and any adjustments become effective 1

April following the appraisal process.

			There is no prescribed maximum salary. Salary increases are viewed in the context of lower and median quartile salaries of executives in the biotech sector as reported by The UK Bioindustry Survey.	While there are no performance targets attached to base salary, performance is a factor considered in the annual salary review process.
Benefits	To provide a competitive benefits package.	Benefits are currently limited to healthcare and death in service life cover, but other benefits may be offered.	Healthcare benefits are Group-wide BUPA plan and life cover is three times salary.	N/A
Pension	To provide retirement benefits in line with Group policy.	Provided through defined contribution schemes.	Pension contributions range from 6% of salary to 10% of salary for theExecutive Director.	N/A
Annual bonus	To incentivise and reward annual performance and create further alignment with shareholders.

Provides an opportunity for additional cash reward (up to a specified percentage of salary) based on annual performance targets set and assessed by the Committee. The bonus year runs from 1 January to 31 December and is time- apportioned for employees joining mid-year.

The maximum may vary year to year. In 2024 the maximum was 150% of salary (2023: 150%).

Performance metrics are selected annually based on current business objectives.

Typically, objectives include a mix of financial /

liquidity objectives, R&D milestone objectives and business development objectives.

Share options	To motivate and provide medium / long term incentives and rewards and align executive’s interests with shareholders.	Awards are normally made annually, after publication of the Company’s Annual Report. Awards may also be made upon a new executive joining the Group. The exercise price of options must be at least the nominal value of a share, if shares are to be issued to satisfy an option.	The normal limit is set by HMRC at £250,000 (as varied from time to time), measured as market price at time of grant.

Awards may or may not have performance conditions attached to them.

Historically, performance conditions have included share price appreciation and fundraising targets. More generally, share options normally vest 25% after one year and then equally over the following 12 quarters.

Unvested options can vest early on a change of control at the Committee's discretion and special arrangements may apply to leavers.

The pay and employment conditions of non-Director employees were not taken into account in setting the components of the Executive Director’s remuneration. Accordingly, non-Director employees were not consulted.

Policy on Non-executive Directors’ remuneration

The Non-executive Directors receive a fee for their services as a Director, which is approved by the Board, giving due consideration to the time commitment and responsibilities of their roles and of current market rates for comparable organisations and appointments. Non-executive Directors are reimbursed for travelling and other incidental expenses incurred on Group business in accordance with the Group expenses policy.

In line with most NASDAQ listed companies and to further align Non-executive Directors with shareholders, Non-executive Directors may be granted options over Ordinary Shares in the Company. The exercise price of options must be at least the nominal value of an Ordinary Share, if Ordinary Shares are to be issued to satisfy an option. The vesting terms will normally be the same as for Executive Directors.

General

The Remuneration Committee has the discretion to issue equity awards on substantially equivalent terms eg as RSUs or restricted stock or offering stock grants with appropriate adjustments to take account of any non-UK tax or other issues in accordance with the Company's share plan arrangements from time to time. The Remuneration Committee also has the discretion to make minor amendments to the arrangements set out in this policy without shareholder approval. The Remuneration Committee may also give effect to any legacy arrangements agreed with any Director before the introduction of this policy or before that person became a Director.

Special arrangements may apply for Directors on joining the Group or being promoted. The current notice periods for Directors are 3 months for the Chairman, 1 month for non-executive Directors and six months for Stephen Stamp. The Group has no specific policy on loss of office other than to ensure that Directors are compensated in accordance with their contractual and statutory entitlements which may include discretion being exercised including in respect of equity award rights. Payments made on or after loss of office may include payments in lieu of notice, amounts in respect of claims settled in good faith and may include customary benefits payable to employees on termination of employment as well as the payment of professional fees.

This policy is intended to take effect immediately after the conclusion of the General Meeting on 2 May 2025 if it is approved at that meeting by shareholders.